January 26, 2010
Via EDGAR and Facsimile
Securities and Exchange Commission
Division of Corporation Finance
100 “F” Street, N.E.
Washington, D.C. 20549

Re:	Seanergy Maritime Holdings Corp. Filed on Form F-1 Registration No. 333-161961
Ladies and Gentlemen:
In connection with the above-captioned Registration Statement and pursuant to Rule 460 under the Securities Act of 1933, as amended (the “Securities Act”), we, as representatives of the several Underwriters, wish to advise you that the Preliminary Prospectus dated January 11, 2010 was distributed during the period commencing January 11, 2010, through the date hereof as follows:

To Whom Distributed	Number of Copies

Institutional investors, underwriters, dealers, brokers and others	1,157
Pursuant to Rule 461 under the Securities Act, we hereby join in the request of the registrant that the effectiveness of the above-captioned Registration Statement on Form F-1, as amended, be accelerated to 3:00 p.m., Washington, D.C. time on January 28, 2010 or as soon thereafter as practicable.
We have been informed by the participating underwriters that they will comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934.
[Signature Page Follows]

Very truly yours, MAXIM GROUP LLC RODMAN & RENSHAW, LLC As Representatives of the Underwriters MAXIM GROUP LLC
By:	/s/ Clifford Teller
	Name:	Clifford Teller
	Title:	Executive Managing Director of Investment Banking

RODMAN & RENSHAW, LLC
By:	/s/ David Horin
	Name:	David Horin
	Title:	Chief Financial Officer